Work History
Joshua Dizon

Freelance - Production Designer/Art Director 2017-2021
The Boys Season 3 Starlight Spot - Music Video - Amazon
Ford Mustang Mach-E: One of a king - Commercial - Race Service
Another Country - Short Film - Paranoia Productions
Rence - Endless - Music Video - Psycho Films
Naked Mole Rat Gets Dress: Rock Special - Animated Film - HBO

Art Director - Disney Interactive 2015 - 2017
The Oh My Disney show
Various digital promotional videos for movies such as Moana, Zootopia, Star Wars Rogue One, Captain America: Civil War, Guardians of the Galaxy Vol. 2, Coco and many more